

June 9, 2022

Melissa Epperly
Chief Financial Officer
Zentalis Pharmaceuticals, Inc.
1359 Broadway
Suite 1710
New York, New York 10018

      Re: Zentalis Pharmaceuticals, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed February 24, 2022
          File No. 001-39263

Dear Ms. Epperly:

      We have reviewed your May 26, 2022 response to our comment letter and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 12, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Consolidated Financial Statements
Notes to Consolidated Financial Statements
3. Significant Transactions, page F-16

1.   We refer to your response to prior comment 1. While we acknowledge your response, please provide us further information so that we may better understand your accounting analysis. In this regard:
   - Explain to us how your May 2020 collaboration agreement with Zentera was evaluated in accordance with ASC 810 subsequent to the Series B financing, and provide us your analysis. Address significant terms such as the contract transfer, sale, and termination provisions, as well as the existence of a joint steering or similar

      committee as applicable, and explain the implications to your analysis.

- Please address the guidance in ASC 810-10-25-23 and paragraphs 810-10-25-21 through 25-38 as they relate to the other investors holding interests in Zentera subsequent to Zentera's Series B financing during 2021.
- Please explain to us why Zentera's President and CMO is not considered a de facto agent under ASC 810-10-25-43. If de facto agent determination for Zentera's President and CMO is applicable, please revise your accounting analysis to account for this fact as appropriate.

You may contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences